HELEN OF TROY LIMITED

Clarendon House

2 Church Street

Hamilton, Bermuda

October 13, 2015

United States Securities and Exchange Commission	By EDGAR

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Mr. Larry Spirgel

Re:                           Helen of Troy Limited

Form 10-K for Fiscal Year Ended February 28, 2015

Filed April 29, 2015

File No. 1-14669

Dear Mr. Spirgel:

Helen of Troy Limited (the “Company”) submits this letter to supplement the letter sent on its behalf by Baker & McKenzie LLP dated October 8, 2015 in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 10, 2015 (the “Comment Letter”) relating to the above-referenced Form 10-K.

In response to your request in the Comment Letter, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact Crews Lott at (214) 978-3042 or me at (915) 225-8033.

Regards,

/s/ Vincent D. Carson

Vincent D. Carson
Chief Legal Officer and Secretary